SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release It’s Mission Accomplished for Optibase in United States Air Force Race.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: January 13, 2008

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

IT’S MISSION ACCOMPLISHED FOR OPTIBASE
IN UNITED STATES AIR FORCE RACE

Optibase Showcases its Tactical Video Solution at the JCSE’s Mattar Relay Race

Mountain View, California, January 13, 2009 – Optibase (NASDAQ: OBAS), a leading provider of mission critical video solutions, announced today that its tactical video solution provided H.264 coverage of the Joint Communication Support Element’s (JCSE) 28th Mattar Relay Race at MacDill AFB. The annual race serves as a showcase for new communication technology solutions prior to field deployments. The race is named for the former JCSE commander LTC George G. Mattar who was killed on January 13, 1982 when his flight, Florida Airlines #90, crashed into the waters of the Potomac River.

Vehicle-mounted cameras provided the video feed to Optibase MGW platforms that were co-located on the vehicle: Optibase MGW Micro, a small ruggedized video encoder and the MGW 1100, a rack-mounted 12-channel video encoder. The video was compressed in the H.264 format and transmitted to JCSE headquarters via tactical IP radio and satellite uplinks. Using Optibase’s EZ TV Player, spectators viewed the race in real-time on the big screen at the JCSE headquarters.

“We are excited to support the JCSE with our tactical video solution at the Mattar Relay race,” said Joseph (Yossi) Aloni, President Optibase Inc. “The MGW Micro has been developed especially to suit the unique requirements of military deployments. The small and ruggedized device enables mobility and provides high quality video without compromising bandwidth. This is a winning combination.”

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in China and India. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements such as statements with respect to the approval of the agreement by Scopus’ shareholders; the satisfaction of the closing conditions to the acquisition; the completion of the acquisition on stated terms; and the timing of the completion of the acquisition. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks relating to a failure to satisfy conditions to close the acquisition for any other reason, a delay in the consummation of the acquisition or a consummation of the acquisition on different terms, general economic conditions, risks relating to potential litigation and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.